Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV Inc. to Present at 30th Annual Piper Jaffray Healthcare Conference

Dartmouth, Nova Scotia; November 6, 2018 – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical stage immuno–oncology corporation, today announced that Chief Executive Officer Frederic Ors and Chief Financial Officer Pierre Labbé will present a corporate update at the Annual Piper Jaffray Healthcare Conference, which takes place from November 27–29 in New York, NY.

IMV's presentation details include:

  Date: Tuesday, November 27, 2018

  Time: 9:10–9:25 a.m. ET

  Location: Staten Island Track, Kennedy 1 Ballroom, 4th Floor, Lotte New York Palace

  A live webcast of the presentation will be accessible via the following URL: https://event.webcasts.com/starthere.jsp?ei=1220407&tp_key=fad0715e84

The webcast will be archived for 90 days following the live presentation. A copy of the presentation will also be available on the Events, Webcasts & Presentations page of IMV's website: www.imv-inc.com.

About IMV

IMV Inc., formerly Immunovaccine Inc., is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a combination therapy in multiple clinical studies with Incyte and Merck. Connect at www.imv-inc.com.

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Contacts for IMV:

MEDIA
Mike Beyer, Sam Brown Inc.
T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS
Pierre Labbé, Chief Financial Officer
T: (902) 492-1819 E: info@imv-inc.com

Patti Bank, Managing Director, Westwicke Partners
O: (415) 513-1284
T: (415) 515-4572 E: patti.bank@westwicke.com